                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [x]  Form 40-F [ ]


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]  No [x]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

DECISION TO BUY BACK LONE STAR'S 49% OWNERSHIP IN SHINHAN CREDIT INFORMATION

On June 9, 2003, we sold a 49% ownership in Shinhan Credit Information to LSH holdings L.L.C, a wholly-owned subsidiary of Lone Star Fund, and converted Shinhan Credit Information into a joint venture with Lone Star Fund. On
April 29, 2004, we decided to terminate this joint venture and to buy back Lone Star's 49% ownership in Shinhan Credit Information. The number of shares to be acquired is 294,000 shares, representing 49% of total outstanding shares, of Shinhan Credit Information at the acquisition cost of KRW 1,529,165,735. As a result of this buy-back transaction, our equity ownership in Shinhan Credit Information will increase from 51% to 100%.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SHINHAN FINANCIAL GROUP CO., LTD.


                                        By /s/ Byung Jae Cho
                                           -----------------------------------
                                           Name:  Byung Jae Cho
                                           Title: Chief Financial Officer

Date: April 30, 2004